UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

CGI Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

12532H104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Serge Godin
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,882,094
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,882,094
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,094
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.64%
12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

CGI Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1350 René-Lévesque Blvd., 25th Floor, Montréal, Quebec H3G 1T4

Item 2(a).	Name of Person Filing:

Serge Godin. The shares reported include shares owned by (a) Distinction Capital Inc., of which Mr. Godin is the sole shareholder and sole director, (b) 9386-1474 Québec inc., of which Distinction Capital Inc. is the sole shareholder and Mr. Godin is the sole director, (c) 9406-1355 Québec inc., of which Distinction Capital Inc. is the sole shareholder and Mr. Godin is the sole director, (d) 9421-7262 Québec inc., of which Distinction Capital Inc. is the sole shareholder and Mr. Godin is the sole director, (e) 9426-9438 Québec inc., of which Distinction Capital Inc. is the sole shareholder and Mr. Godin is the sole director, and (f) 9452-1176 Québec inc., of which Distinction Capital Inc. is the sole shareholder and Mr. Godin is the sole director.

Item 2(b).	Address of Principal Offices or, if None, Residence:

c/o CGI Inc., 1350 René-Lévesque Blvd., 25th Floor, Montréal, Quebec H3G 1T4

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Class A Subordinate Voting Shares

Item 2(e).	CUSIP Number:

12532H104

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

The holdings reported herein are stated as of December 31, 2021. Mr. Godin was the beneficial owner of more than 5% of the issuer’s Class A Subordinate Voting Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

(a)	Amount beneficially owned:	Consists of 25,882,094 Class A Subordinate Voting Shares (including 25,545,706 Class A Subordinate Voting Shares issuable upon conversion of 25,545,706 of the issuer’s Class B Shares (multiple voting – 10 votes per Class B share).*

(b)	Percent of class:	10.64%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	25,882,094*

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	25,882,094*

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

*

Performance Share Units (PSUs) that were granted to Mr. Godin as part of his compensation as an officer of the issuer in respect of the fiscal years 2019, 2020, 2021 and 2022 are not included, as they remain subject to performance and/or time vesting conditions, none of which will be determined within 60 days of December 31, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

/s/ Serge Godin
Serge Godin

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)